SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period July 14, 2004 to July 23, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing cash distribution for August 15, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
July 23, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN / PGF.A / PGF.B) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
AUGUST 15, 2004

(Calgary, July 22, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), announced today that the cash distribution for August 15, 2004 will be Cdn $0.22 per trust unit, an increase of $0.01 over the regular monthly distribution of $0.21 which has been paid by the Trust since July 15, 2003. The increased distribution reflects some of the positive impact of the recently completed acquisition of assets from Murphy Oil and continued robust oil and natural gas prices. The distribution is net of amounts withheld to finance capital expenditures and an additional holdback to prudently manage future distributions. The ex-distribution date for the distribution is July 28, 2004.

The distribution of Cdn $0.22 per trust unit is equivalent to approximately U.S. $0.17 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3169. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes.

This distribution relates to the production month of June, 2004 which represents the first full month of net revenue and cash flow from the Murphy acquisition. Cash distributions paid over the past 12 months now total Cdn $2.53 per trust unit or approximately U.S. $1.89 per trust unit.

The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of July 30, 2004 which is both the settlement date for the recently announced A/B reclassification and final settlement date for any trades made in the “when issued” markets for Class A and Class B trust units.

All present holders of trust units will become holders of Class A or Class B trust units on the record date except those unitholders for whom residency declarations have not been received on or before July 27, 2004, the effective date of the reclassification.

As a reminder to beneficial unitholders that hold their trust units through brokerage, trading, retirement or similar accounts managed by financial intermediaries such as investment dealers, banks or insurers, there is no direct action required of you to effect the reclassification of your existing trust units to Class A or Class B trust units. Your financial intermediary, in conjunction with the Canadian Depository for Securities and the Depository Trust Company, are expected to make the required declarations on your behalf.

Registered unitholders are reminded that your duly executed Letter of Transmittal (including the required residency declaration) as well as your trust unit certificate must be received at the offices of Computershare Trust Company of Canada as indicated on the Letter of Transmittal on or before the close of business on July 27, 2004 in order to receive either the Class A or Class B trust units to which you are entitled in sufficient time to receive the August 15, 2004 distribution without delay.

Any persons who continue to hold the existing trust units on the record date shall remain entitled to the August 15, 2004 distribution. However, the distribution (and future distributions) will be withheld until such time as a suitable and duly executed declaration of residency is received by Computershare resulting in the unitholder receiving either Class A or Class B trust units. In any event, the withheld distributions shall be payable to the unitholder no later than December 31, 2004, subject to withholding taxes at the maximum rate required.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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